United States securities and exchange commission logo





                             April 20, 2021

       Randy Maslow
       Interim Chief Executive Officer
       iAnthus Capital Holdings, Inc.
       420 Lexington Avenue, Suite 414
       New York, New York 10170

                                                        Re: iAnthus Capital
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed March 31,
2021
                                                            File No. 000-56228

       Dear Mr. Maslow:

               We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Form 10-12G Amendment No. 2

       Item 7. Certain Relationships and Related Transactions and Director Independence, page 74

   1. Please revise to clarify the disclosure in this section concerning your agreements with Mr.
                                                        Ford. You state, "As of
December 31, 2020, . . . the outstanding balance of the facility before the application
of management   s estimate of accrued compensation of $0.3 million
                                                        owed to Hadley Ford was
C$490,043 (equivalent to $0.4 million based on exchange rates as of December 31,
2020)," but then state, "As part of Mr. Ford   s termination agreement,
                                                        the maturity date of
the loan was extended to June 30, 2021 and the balance of the loan was partially offset by
compensation owed to Mr. Ford in the amount of $488,467." We also note the revised
loan terms disclosed at the bottom of page 72. Please revise to clarify how much of the
loan to Mr. Ford remains outstanding.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Randy Maslow
iAnthus Capital Holdings, Inc.
April 20, 2021
Page 2

       Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameRandy Maslow
                                                       Division of Corporation
Finance
Comapany NameiAnthus Capital Holdings, Inc.
                                                       Office of Life Sciences
April 20, 2021 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName